SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           HUDSON RIVER BANCORP, INC.
                       (Name of Subject Company (Issuer))

                              TRUSTCO BANK CORP NY
                        (Name of Filing Person (Offeror))

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    444128102
                      (CUSIP Number of Class of Securities)

                                William F. Terry
                                    Secretary
                              TrustCo Bank Corp NY
                                320 State Street
                           Schenectady, New York 12305
                                 (518) 377-3311
          (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
    John K. Pruellage, Esq.                        Alan Schick, Esq.
 Lewis, Rice & Fingersh, L.C.         Luse Lehman Gorman Pomerenk & Schick, P.C.
500 North Broadway, Suite 2000          5335 Wisconsin Avenue, N.W., Suite 400
  St. Louis, Missouri  63102                    Washington, D.C. 20015
        (314) 444-7600                              (202) 274-2000

                            CALCULATION OF FILING FEE

Transaction Valuation*: $ 216,797,529.60      Amount of Filing Fee**: $43,359.51

* Estimated for purposes of calculating the amount of the filing fee only in accordance with Rules 0-11(d) and 0- 11(a)(4) under the Securities Exchange Act of 1934, based upon (a) $14.16, the average of the high and low price per share of Hudson River Bancorp, Inc. common stock on October 26, 2000 as reported on Nasdaq, multiplied by (b) 15,310,560, representing the maximum number of such shares that may be exchanged in the Hudson Offer (as defined below).
** One-fiftieth of 1% of the value of the transaction. The entire amount of the filing fee has been offset by the amount of the filing fee previously paid by TrustCo Bank Corp NY, as described below.

|X| CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.
Amount Previously Paid: $52,088.89            Filing Party: TrustCo Bank Corp NY
Form Or Registration No.:Form S-4 (File No. 333-41158)  Date Filed:July 11, 2000

| | CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|      THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
| |      ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
| |      GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
| |      AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: | |

     This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer (the "Hudson Offer") by TrustCo Bank Corp NY, a New York corporation ("TrustCo"), to exchange each issued and outstanding share of common stock, par value $0.01 per share (the "Hudson Shares"), of Hudson River Bancorp, Inc., a Delaware corporation ("Hudson"), for a combination of shares of TrustCo common stock, par value $1.00 per share (the "TrustCo Shares"), and cash totaling $17.00 (the "Exchange Consideration"). The stock component of the Exchange Consideration will be comprised of TrustCo Shares with an aggregate value equal to $6.80, and the cash component will be $10.20 net. The number of TrustCo Shares will be determined by the average closing price of the TrustCo Shares on the Nasdaq Stock Market over a 20-day period ending five days before the closing of the Hudson Offer) plus cash in lieu of fractional shares, on the terms and subject to the conditions described in the prospectus filed as Exhibit (a)(1) hereto.

     TrustCo has filed a registration statement with the Securities and Exchange Commission on Form S-4 (SEC File No. 333-41158) relating to the TrustCo Shares to be issued to stockholders of Hudson in the Hudson Offer (as amended on August 9, 2000, October 3, 2000 and October 18, 2000 and declared effective on October 30, 2000, the "Registration Statement"). The terms and conditions of the Hudson Offer are set forth in the prospectus which is a part of the registration statement (the "Prospectus"), and the related Letter of Transmittal, which are exhibits (a)(1) and (a)(2) hereto.

     All of the information in the Prospectus and the related Letter of Transmittal, and any Prospectus supplement or other supplement thereto related to the Hudson Offer hereafter filed with the Securities and Exchange Commission by TrustCo, is hereby incorporated by reference in answer to Items 2 through 11 of this Schedule TO.

ITEM 1.  SUMMARY TERM SHEET.

Information is disclosed to security holders in a prospectus meeting the requirements of Rule 421(d) of the Securities Act of 1933. A summary term sheet is set forth on page 1 of the prospectus.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSONS.

(c) During the last five years, none of TrustCo, or, to the best of its knowledge, any of its executive officers and directors has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 12.  EXHIBITS.

(a)(1)   Prospectus relating to TrustCo Shares to be issued in the Hudson Offer.

(a)(2)   Form of Letter of Transmittal

(a)(3)   Form of Notice of Guaranteed Delivery.

(a)(4)   Form of Letter to Brokers, Dealers, etc.

(a)(5)   Form of Letter to Clients.

(a)(6)   Opinion as to tax consequences of the Hudson Offer.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2000

                                           TRUSTCO BANK CORP NY


                                           By:  /s/ Robert A. McCormick
                                                --------------------------------
                                                Robert A. McCormick
                                                President and Chief Executive
                                                Officer

                                  EXHIBIT INDEX

EXHIBIT
NUMBER   DESCRIPTION

(a)(1) Prospectus relating to TrustCo Shares to be issued in the Hudson Offer (incorporated by reference from TrustCo's Registration Statement on Form S-4 (SEC File No. 333-41158) filed on July 11, 2000, as amended on August 9, 2000, October 3, 2000 and October 18, 2000).

(a)(2) Form of Letter of Transmittal (incorporated by reference to Exhibit 28(a) to TrustCo's Registration Statement on Form S-4 (SEC File No. 333-41158) filed on July 11, 2000, as amended on August 9, 2000, October 3, 2000 and October 18, 2000).

(a)(3)   Form of Notice of Guaranteed Delivery.

(a)(4)   Form of Letter to Brokers, Dealers, etc.

(a)(5)   Form of Letter to Clients.

(a)(6) Opinion as to tax consequences of the Hudson Offer (incorporated by reference to Exhibit 28(a) to TrustCo's Registration Statement on Form S-4 (SEC File No. 333-41158) filed on July 11, 2000, as amended on August 9, 2000, October 3, 2000 and October 18, 2000).

                                 Exhibit (a)(3)

                      FORM OF NOTICE OF GUARANTEED DELIVERY

                          NOTICE OF GUARANTEED DELIVERY
                      FOR TENDER OF SHARES OF COMMON STOCK
                                       OF
                           HUDSON RIVER BANCORP, INC.

     This Notice of Guaranteed Delivery, or a form substantially equivalent hereto, must be used to accept the offer of TrustCo Bank Corp NY, a New York corporation, described in the Prospectus dated October 30, 2000 (the "Offer"), to exchange shares of Hudson River Bancorp, Inc., a Delaware corporation ("Hudson"), if certificates representing shares of the common stock, par value $0.01 per share (the "Hudson Common Stock") of Cohoes are not immediately available, if the procedure for book-entry transfer cannot be completed prior to the Expiration Date (as defined in the Prospectus), or if time will not permit all required documents to reach the Exchange Agent prior to the Expiration Date. Such form may be delivered by hand, transmitted by facsimile transmission or mailed to the Exchange Agent.

                      THE EXCHANGE AGENT FOR THIS OFFER Is:

                        CHASEMELLON SHAREHOLDER SERVICES

By mail:                            By hand:                  By overnight:

Reorganization Department   Reorganization Department  85 Challenger Road
P.O. Box 3301               120 Broadway, 13th Floor   Mail Stop - Reorg
South Hackensack, NJ 07606  New York, NY 10271         Ridgefield Park, NJ 07660

Facsimile (for eligible institutions only):          (201) 296-4293

Confirm facsimile by telephone ONLY:                 (201) 296-4860

                    THE INFORMATION AGENT FOR THIS OFFER IS:

                    Georgeson Shareholder Communications Inc.
                           17 State Street, 10th Floor
                            New York, New York 10004

                     Banks and Brokerage Firms Call Collect:
                                 (212) 440-9800

                            All Others Call Toll Free
                                 (800) 223-2064

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE NUMBER OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

     This form is not to be used to guarantee signatures. If a signature on a Letter of Transmittal is required to be guaranteed by an "Eligible Institution" under the instructions thereto, such signature guarantee must appear in the applicable space provided in the signature box on the Letter of Transmittal.

     The Eligible Institution that completes this form must communicate the guarantee to the Exchange Agent and must deliver the Letter of Transmittal for the Common Stock to the Exchange Agent within the time period show herein. Failure to do so could result in a financial loss to such Eligible Institution.

Ladies and Gentlemen:

The undersigned hereby tenders to TrustCo Bank Corp NY, a New York corporation, upon the terms and subject to the conditions set forth in TrustCo's Prospectus dated October 30, 2000 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), receipt of which is hereby acknowledged, the number of shares set forth below of common stock, par value $0.01 per share (the "Hudson Common Stock"), of Hudson River Bancorp, Inc., a Delaware corporation.

Number of Shares:_____________________                  SIGN HERE

Certificate Nos. (if available):             Name(s) of Record Holder(s):

______________________________________       ___________________________________

______________________________________       ___________________________________
                                                  (Please type or print)

If shares will be tendered by                Addresses:_________________________
book-entry transfer:                                   (Include a Zip Code)

Name of Tendering Institution:               Area Code and Telephone No.:

______________________________________       ___________________________________

Account Number:_______________________       Signatures:________________________

                                             Dated:_____________________________

                                    GUARANTEE
                    (Not to be used for signature guarantees)

The undersigned, an Eligible Institution (as defined in the Offer), guarantees to deliver to the Exchange Agent either certificates representing the shares of Hudson Common Stock tendered hereby, in proper form for transfer, or confirmation of book-entry transfer of such shares of Hudson Common Stock into the Exchange Agent's account at The Depository Trust Company, in each case with delivery of a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, and any other documents required by the Letter of Transmittal, within three Nasdaq trading days after the date hereof.

Name of Firm:_________________________     _____________________________________
                                                    (Authorized Signature)

Address:______________________________     Name:________________________________

______________________________________     Title:_______________________________

______________________________________     Date:________________________________
         (Include a Zip Code)

Area Code and Tel. No.:_______________


DO NOT SEND CERTIFICATES FOR SHARES WITH THIS NOTICE. CERTIFICATES SHOULD BE SENT ONLY WITH YOUR LETTER OF TRANSMITTAL.

                                 Exhibit (a)(4)

                    FORM OF LETTER TO BROKERS, DEALERS, ETC.

                                OFFER TO EXCHANGE
                     EACH OUTSTANDING SHARE OF COMMON STOCK
                                       OF
                           HUDSON RIVER BANCORP, INC.
                                       FOR

                          SHARES OF THE COMMON STOCK OF

                              TRUSTCO BANK CORP NY

                      AND $10.20 NET TO THE SELLER IN CASH

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, DECEMBER 15, 2000, UNLESS THE OFFER IS EXTENDED.

                                                                November 1, 2000

To Brokers, Dealers, Commercial Banks,
Trust Companies And Other Nominees:

We are writing to you in connection with the offer by TrustCo Bank Corp NY, a New York corporation ("TrustCo"), to acquire all of the outstanding shares of the common stock, par value $0.01 per share ("Hudson Common Stock"), of Hudson River Bancorp, Inc., a Delaware corporation ("Hudson") for a combination of shares of TrustCo common stock, par value $1.00 per share ("TrustCo Common Stock"), and cash totaling $17.00, upon the terms and subject to the conditions set forth in the Prospectus dated October 30, 2000 (the "Prospectus") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer") enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Hudson Common Stock registered in your name or in the name of your nominee.

         The Offer is subject to several conditions set forth in the Prospectus, which you should review in detail.

         For your information and for forwarding to your clients for whom you hold Hudson Common Stock registered in your name or in the name of your nominee, we are enclosing the following documents:

         1.       Prospectus dated October 30, 2000;

         2. Letter of Transmittal for your use in accepting the Offer and tendering Hudson Common Stock and for the information of your clients;

         3. Notice of Guaranteed Delivery to be used to accept the Offer if certificates for Hudson Common Stock and all other required documents cannot be delivered to the Exchange Agent, or if the procedures for book-entry transfer cannot be completed, by the Expiration Date (as defined in the Prospectus);

         4. A letter which may be sent to your clients for whose accounts you hold Hudson Common Stock registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer; and

         5.       A return envelope addressed to the Exchange Agent.

         Please note the following:

         1. TrustCo is offering to exchange all shares of Hudson Common Stock for a combination of TrustCo Common Stock and cash having an aggregate value of $17.00, comprised of TrustCo Common Stock with a value of $6.80 and cash in the amount of $10.20.

         2. The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on December 15, 2000, unless the Offer is extended.

         3. The Offer is subject to several conditions, including: (a) the tender of enough shares of Hudson Common Stock so that, after completion of the Offer, TrustCo owns at least a majority of the outstanding shares of Hudson Common Stock (on a fully diluted basis); (b) the valid termination of the stock option agreement between Hudson and Cohoes Bancorp, Inc. ("Cohoes"); (c) the execution of a definitive merger agreement between TrustCo and Hudson and the approval thereof by Hudson's board of directors and its shareholders; (d) the execution of a definitive merger agreement between TrustCo's subsidiary, Trustco Bank, N.A., and Hudson's subsidiary, Hudson River Bank & Trust Company, and the approval thereof by Hudson River Bank & Trust Company's board of directors and shareholder; (e) the receipt of all required regulatory approvals for this offer and the merger of TrustCo (or its subsidiary) and Hudson; (f) the receipt at the time of completion of this offer of an opinion letter that the offer and a TrustCo- Hudson merger would be a tax-free transaction; (g) TrustCo's being satisfied that the provisions of Section 203 of the Delaware General Corporation Law and certain anti-takeover impediments found in Hudson's Certificate of Incorporation do not apply to or otherwise restrict our offer and the proposed TrustCo- Hudson merger; and (h) if required under the rules of the Nasdaq Stock Market, the approval by TrustCo's stockholders of the issuance of TrustCo Common Stock in the Offer for and in its offer for Cohoes.

         4. Tendering shareholders will not be obligated to pay any charges or expenses of the exchange agent or any brokerage commissions. Except as set forth in the Letter of Transmittal, transfer taxes on the exchange of Hudson Common Stock pursuant to the Offer will be paid by or on behalf of TrustCo.

         5. To tender shares of Hudson Common Stock pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with the certificates representing the tendered Hudson Common Stock and any other required documents, must be transmitted to and received by the Exchange Agent at its address set forth in the Prospectus.

         If holders of Hudson Common Stock wish to tender, but it is impracticable for them to forward their certificates or other required documents or to complete the procedures for delivery by book-entry transfer prior to the expiration of the Offer, a tender may be effected by following the guaranteed delivery procedures specified in the Prospectus.

         TrustCo will not pay any fees or commissions to any broker or dealer or other person (other than the Information Agent and the Exchange Agent) for soliciting tenders of Hudson Common Stock pursuant to the Offer. TrustCo will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling costs incurred by them in forwarding the enclosed materials to their customers.

         Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at its respective address and telephone number set forth in the Prospectus.

                                        Very truly yours,

                                        TRUSTCO BANK CORP NY

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT OF TRUSTCO, HUDSON, THE INFORMATION AGENT, THE EXCHANGE AGENT OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

                                 (Exhibit (a)(5)
                            FORM OF LETTER TO CLIENTS

                                OFFER TO EXCHANGE
                     EACH OUTSTANDING SHARE OF COMMON STOCK
                                       OF
                           HUDSON RIVER BANCORP, INC.

                                       FOR

                          SHARES OF THE COMMON STOCK OF

                              TRUSTCO BANK CORP NY

                      AND $10.20 NET TO THE SELLER IN CASH

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, DECEMBER 15, 2000, UNLESS THE OFFER IS EXTENDED.

                                                                November 1, 2000

To Our Clients:

     Enclosed for your consideration are the Prospectus, dated October 30, 2000, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") in connection with the offer by TrustCo Bank Corp NY, a New York corporation ("TrustCo"), to acquire all of the outstanding shares of the Common Stock, par value $0.01 per share ("Hudson Common Stock"), of Hudson River Bancorp, Inc., a Delaware corporation ("Hudson") for a combination of shares of TrustCo common stock, par value $1.00 per share ("TrustCo Common Stock") and cash totaling $17.00, upon the terms and subject to the conditions set forth in the Offer. We are the holder of record of Hudson Common Stock held for your account. A tender of such Hudson Common Stock can be made only by us as the holder of record and pursuant to your instructions. The enclosed Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Hudson Common Stock held by us for your account.

         We request instructions as to whether you wish us to tender any or all of the Hudson Common Stock held by us for your account, upon the terms and subject to the conditions set forth in the Offer.

         Your attention is invited to the following:

         1. For each of your shares of Hudson Common Stock, you will receive a combination of TrustCo Common Stock and cash having an aggregate value of $17.00, comprised of TrustCo stock with a value of $6.80 and cash in the amount of $10.20 net to you without interest.

         2. The Offer is being made for all outstanding shares of Hudson Common Stock.

         3. The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on December 15, 2000, unless the Offer is extended.

         4. The Offer is subject to several conditions, including: (a) the tender of enough shares of Hudson Common Stock so that, after completion of the Offer, TrustCo owns at least a majority of the outstanding shares of Hudson Common Stock (on a fully diluted basis); (b) the valid termination of the stock option agreement between Hudson and Cohoes Bancorp, Inc.; (c) the execution of a definitive merger agreement between TrustCo and Hudson and the approval thereof by Hudson's board of directors and its shareholders; (d) the execution of a definitive merger agreement between TrustCo's subsidiary, Trustco Bank, N.A., and Hudson's subsidiary, Hudson River Bank & Trust Company, and the approval thereof by Hudson River Bank & Trust Company's board of directors and shareholder; (e) the receipt of all required regulatory approvals for the Offer and the merger of TrustCo (or its subsidiary) and Hudson; (f) the receipt at the time of completion of this offer of an opinion letter that the offer and a TrustCo- Hudson merger would be a tax-free transaction; (g) TrustCo s being satisfied that the provisions of Section 203 of the Delaware General Corporation Law and certain anti-takeover impediments found in Hudson's Certificate of Incorporation do not apply to or otherwise restrict our offer and the proposed TrustCo- Hudson merger; and (h) if required under the rules of the Nasdaq Stock Market, the approval by TrustCo's stockholders of the issuance of TrustCo Common Stock in the Offer and in its offer for Cohoes.

         5. Any stock transfer taxes applicable to the sale of Hudson Common Stock to TrustCo pursuant to the Offer will be paid by TrustCo, except as otherwise provided in the Letter of Transmittal.

         Except as disclosed in the Prospectus, TrustCo is not aware of any state in which the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. In any jurisdiction in which the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of TrustCo by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

         If you wish to have us tender any or all of your shares of Hudson Common Stock, please so instruct us by completing, executing and returning to us the instruction form set forth on the reverse side of this letter. An envelope to return your instructions to us is enclosed. If you authorize the tender of your Hudson Common Stock, all of your shares of Hudson Common Stock will be tendered unless otherwise specified on the reverse side of this letter. Your instructions should be forwarded to us in sufficient time to permit us to submit a tender on your behalf prior to the expiration of the Offer.

                        INSTRUCTIONS WITH RESPECT TO THE
                                OFFER TO EXCHANGE
                     EACH OUTSTANDING SHARE OF COMMON STOCK
                                       OF
                           HUDSON RIVER BANCORP, INC.
                                       FOR
                          SHARES OF THE COMMON STOCK OF
                              TRUSTCO BANK CORP NY

                      AND $10.20 NET TO THE SELLER IN CASH

     The undersigned acknowledge(s) receipt of your letter and the enclosed Prospectus dated October 30, 2000 and the related Letter of Transmittal in connection with the Offer by TrustCo Bank Corp NY, a New York corporation, to acquire all of the outstanding shares of the Common Stock, par value $0.01 per share ("Hudson Common Stock"), of Hudson River Bancorp, Inc., a Delaware corporation ("Hudson") for a combination of shares of TrustCo common stock, par value $1.00 per share ("TrustCo Common Stock") and cash totaling $17.00, upon the terms and subject to the conditions set forth in the Prospectus and the related Letter of Transmittal.

         This will instruct you to tender the number of shares of Hudson Common Stock indicated below (or if no number is indicated below, all shares of Hudson Common Stock) held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Prospectus and the related Letter of Transmittal.

Number of Shares of Hudson Common Stock to be Tendered:* _______________________

Account No.:_________________________   Dated:__________________________________

                                                        SIGN HERE

                                        ________________________________________

                                        ________________________________________
                                                      Signature(s)

                                        ________________________________________

                                        ________________________________________

                                        ________________________________________
                                               Print Name(s) and Address(es)

                                        ________________________________________

                                        ________________________________________

                                        ________________________________________
                                             Area Code and Telephone Number(s)

* Unless otherwise indicated, it will be assumed that all shares of Hudson Common Stock held by us for your account are to be tendered.
   PLEASE RETURN THIS FORM TO THE BROKERAGE FIRM MAINTAINING YOUR ACCOUNT